March 24, 2026

Shane J. Schaffer
Chief Executive Officer
Cingulate Inc.
1901 W. 47th Place
Kansas City, KS 66205

        Re: Cingulate Inc.
            Registration Statement on Form S-3
            Filed March 20, 2026
            File No. 333-294469
Dear Shane J. Schaffer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Steven M. Skolnick, Esq.